H. Mulligan Bespoke Libations Co.



ANNUAL REPORT

1013 Centre Rd. Suite 403-A

Wilmington, DE 19805

(415) 343-5619

https://www.herculesmulligancompany.com/

This Annual Report is dated April 29, 2024.

BUSINESS

H. Mulligan Bespoke Libations Co. ("Hercules Mulligan" or the "Company") is a ready-to-serve bottled cocktail made with Rum, Rye Whiskey, Fresh Ginger, and Bitters. Founded in 2019, Hercules Mulligan launched exclusively online through Flaviar.com and completed successful equity crowdfunding offerings in late 2021, 2022 and 2023. Since then, we have effectively grown new DTC channels, started aggressive on and off-premise growth, and are now available in several accounts across the US.

H. Mulligan Bespoke Libations Co. was initially organized as H. Mulligan Bespoke Libations, LLC, a Delaware limited liability company on August 23, 2019, and converted to a Delaware corporation on July 30, 2021.

Previous Offerings

Type of security sold: In-Kind

Final amount sold: $100,000.00

Use of proceeds: Promoting the brand, working capital

Date: August 23, 2019

Offering exemption relied upon: Section 4(a)(2)

Name: Common Stock

Type of security sold: Equity

Final amount sold: $742,740.85

Number of Securities Sold: 391,718

Use of proceeds: Hiring, promoting the brand, on/off premise development.

Date: March 22, 2022

Offering exemption relied upon: Regulation CF

Type of security sold: SAFE

Final amount sold: $495,000.00

Use of proceeds: Hiring, promoting the brand, on/off premise development

Date: September 13, 2021

Offering exemption relied upon: Section 4(a)(2)

Name: Common Stock

Type of security sold: Equity

Final amount sold: $521,151.37

Number of Securities Sold: 194,142

Use of proceeds: Hiring, promoting the brand, on/off premise development.

Date: September 07, 2022

Offering exemption relied upon: Regulation CF

Type of security sold: SAFE

Final amount sold: $505,000.00

Use of proceeds: Hiring, promoting the brand, on/off premise development.

Date: September 07, 2022

Offering exemption relied upon: Section 4(a)(2)

Type of security sold: Equity

Final amount sold: $660,000.00

Use of proceeds: Brand promotion, on/off premise development.

Date: November 14, 2023

Offering exemption relied upon: Section 4(a)(2)

Type of security sold: EQUITY Crowdfunding

Final amount sold: $635,053.00

Use of proceeds: Brand promotion, on/off premise development, marketing.

Date: Aug 8, 2023

Offering exemption relied upon: RegulationCF

REGULATORY INFORMATION

The company has not previously failed to comply with the requirements of Regulation Crowdfunding;

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION

AND RESULTS OF OPERATION

Operating Results – 2023 Compared to 2022

Year ended December 31, 2023 compared to year ended December 31, 2022

REVENUE

In fiscal year 2023, our company achieved an improved increase in revenue, reaching $800,879. This represents an approximate 66% increase compared to the previous fiscal year. We attribute this success to several factors, including a higher volume of product demos, better utilization of the skills of the sales team and successful onboarding of new distributors, and expanded on/off-premise locations.

Our company recognizes the importance of the U.S. market, which is currently experiencing difficulties due to the general down market in the premium sector, increased interest rates and increase in competition in the ready-to-drink and ready-to-serve product categories.

We focused the majority of our marketing and sales efforts in the U.S. in 2023, to better own and understand that market and its current challenges, before moving into international growth. By prioritizing this market and continuing to demonstrate our success, we believe we can achieve even greater growth and success in the future.

COST OF SALES

In 2023, our company's cost of goods sold amounted to $464,407.00. This figure was higher than in the previous fiscal year, reflecting the increased scale of our product sales and distribution efforts.

As our company continued to grow and expand, we incurred additional costs associated with producing and distributing our products. These costs were reflected in our cost of goods sold for the year. Despite the increase in costs, we are confident that our focus on scaling our operations will yield greater returns in the long run.

Moving forward, we remain committed to optimizing our operations and finding efficiencies in our supply chain to manage costs while continuing to deliver high-quality products to our customers.

GROSS MARGIN

Our gross margin for 2023 was 42%, slightly below our expected budget. This can be attributed to the rising costs of input ingredients, dry goods, and workforce, which didn't see any improvements compared to 2022. We are making important and crucial steps to addressing this in 2024 and beyond.

EXPENSES

The Company's expenses consist of, among other things, compensation and benefits, marketing and sales expenses, fees for professional services and research and development expenses. Expenses in 2023 were $1,939,610. As we have experienced a more aggressive growth and more competitive landscape, we needed to invest more into marketing and effective on and off premise meetings from our sales team to achieve the expected results.

Historical results and cash flows:

We expect our top-line sales volume and net revenue to grow as the brand increases points of distribution, new SKUs, unit sales, and geographic distribution which we also plan to scale overseas. We will likely improve gross profit levels by improving the costs of the input ingredients and dry goods due to the volume scale as the business benefits from increased production economies of scale.

Liquidity and Capital Resources

At December 31, 2023, the Company had cash of $15,866.00. [*The Company intends to raise additional funds through an equity financing.*]

Debt

Please review the information below, copy and paste the format into the text box and add any changes, if applicable.

Creditor: GEMCAP SOLUTIONS, LLC

Amount Owed: $307,290.00

Interest Rate: 4.25%

Maturity Date: December 28, 2025

Collateral is 80% of receivables, 70% of rye in barrels and 60% of finished goods (finished bottles).

DIRECTORS, EXECUTIVE OFFICERS AND SIGNIFICANT EMPLOYEES

Our directors and executive officers as of the date hereof, are as follows:

Name: Steve Luttmann

Steve Luttmann's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

Position: CEO

Dates of Service: August, 2019 - Present

Responsibilities: In charge of top managerial decisions. Steve Luttmann has an annual salary of $120,000 per year.

Other business experience in the past three years:

Employer: Luttmann Marketing & Ventures, LLC DBA Tortoise & Volt

Title: Managing Director

Dates of Service: March, 2017 - Present

Responsibilities: He runs the company, which is a consultancy with various contractor partners. Through Tortoise & Volt, they consult for various other food and beverage brands related to marketing and business strategy, as well as partner in developing and founding other brands. Mr. Luttmann does not receive a salary for his role.

Other business experience in the past three years:

Employer: American Liquor Co.

Title: Co-founder.

Dates of Service: March, 2020 - Present

Responsibilities: Product and business development; company vision.

Other business experience in the past three years:

Employer: Bahnbrecker

Title: Co-founder.

Dates of Service: May, 2020 - Present

Responsibilities: Product and business development; company vision.

Name: Frederic Lavoie

Frederic Lavoie's current primary role is with Flaviar, Inc.. Frederic Lavoie currently services 5 hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:

Position: CFO

Dates of Service: August, 2019 - Present

Responsibilities: Responsibilities: Managing the financial actions of a company. Salary: At this moment, except for the CEO, the executives and directors of the company are not compensated.

Other business experience in the past three years:

Employer: Flaviar, Inc.

Title: CFO

Dates of Service: November, 2019 - Present

Responsibilities: Financial planning and execution, fundraising and M&As.

Name: Grisa Soba

Grisa Soba's current primary role is with Supermassive Beverage Company. Grisa Soba currently services 5 hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:

Position: Director

Dates of Service: August, 2019 - Present

Responsibilities: Board Member. Salary: At this moment, except for the CEO, the executives and directors of the company are not compensated.

Other business experience in the past three years:

Employer: Supermassive Beverage Company

Title: Founder

Dates of Service: February, 2020 - Present

Responsibilities: Management of the company

Other business experience in the past three years:

Employer: Flaviar Inc.

Title: Director

Dates of Service: June, 2014 - Present

Responsibilities: Company vision and product development.

Name: Mario Mazza

Mario Mazza's current primary role is with Robert Mazza, Inc.. Mario Mazza currently services 5 hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:

Position: Director

Dates of Service: August, 2019 - Present

Responsibilities: Board member. Salary: At this moment, except for the CEO, the executives and directors of the company are not compensated.

Other business experience in the past three years:

Employer: Robert Mazza, Inc.

Title: General Manager

Dates of Service: May, 2012 - Present

Responsibilities: Oversight of sales, production, winemaking, distilled spirits production, grower relations.

Name: Ryan Malkin

Ryan Malkin's current primary role is with Malkin Law P.A.. Ryan Malkin currently services 5 hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:

Position: Director

Dates of Service: August, 2019 - Present

Responsibilities: Board Member. Salary: At this moment, except for the CEO, the executives and directors of the company are not compensated.

Other business experience in the past three years:

Employer: Malkin Law P.A.

Title: Principal Attorney

Dates of Service: July, 2013 - Present

Responsibilities: Lead company's practice.

PRINCIPAL SECURITY HOLDERS

Set forth below is information regarding the beneficial ownership of our Common Stock, our only outstanding class of capital stock, as of December 31, 2023, by (i) each person whom we know owned, beneficially, more than 10% of the outstanding shares of our Common Stock, and (ii) all of the current officers and directors as a group. We believe that, except as noted below, each named beneficial owner has sole voting and investment power with respect to the shares listed. Unless otherwise indicated herein, beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission and includes voting or investment power with respect to shares beneficially owned.

Title of class: Preferred Class A Stock

Stockholder Name: Supermassive Beverage Company, LLC (managed by Jugoslav Petkovic, 100% owned by Flaviar, Inc.)

Amount and nature of Beneficial ownership: 2,182,500

Percent of class: 38.9

Title of class: Preferred Class A Stock

Stockholder Name: Luttmann Marketing & Ventures, LLC (managed and 100% owned by Steve Luttmann)

Amount and nature of Beneficial ownership: 1,192,500

Percent of class: 21.25

RELATED PARTY TRANSACTIONS

The company has not conducted any related party transactions

OUR SECURITIES

Common Stock

The amount of security authorized is 9,250,000 with a total of 834,362 outstanding.

Voting Rights

1 vote per share. Voting power is delegated to the CEO via Proxy.

Material Rights

Voting Rights of Securities Sold in this Offering

Voting Proxy. Each Subscriber shall appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as the Subscriber's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Subscriber, (i) vote all Securities, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Subscriber pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Subscriber is an individual, will survive the death, incompetency and disability of the Subscriber and, so long as the Subscriber is an entity, will survive the merger or reorganization of the Subscriber or any other entity holding the Securities. However, the Proxy will terminate upon the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Common Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Common Stock.

The total number of shares outstanding on a fully diluted basis, 6,124,316 shares, includes 834,362 shares of Common Stock, 789,954 shares of Preferred Class B Stock, and 4,500,000 shares of Preferred Class A Stock.

Preferred Class C Stock

The amount of security authorized is 1,250,000 with a total of 0 outstanding.
Voting Rights

There are no voting rights associated with Preferred Class C Stock.

Material Rights

Liquidity preference over the Class A Preferred Stock and Common Stock.

Preferred Class B Stock

The amount of security authorized is 1,251,740 with a total of 789,954 outstanding.

Voting Rights

There are no voting rights associated with Preferred Class B Stock.

Material Rights

Liquidity preference over the Class A Preferred Stock and Common Stock.

Preferred Class A Stock

The amount of security authorized is 5,000,000 with a total of 4,500,000 outstanding.

Voting Rights

1 vote per share.

Material Rights

What it means to be a minority holder

As a minority holder of [Security Name] of the Company, you will have limited rights in regard to the corporate actions of the Company, including additional issuances of securities, company repurchases of securities, a sale of the Company or its significant assets, or company transactions with related parties. Further, investors in this offering may have rights less than those of other investors and will have limited influence on the corporate actions of the Company.

Dilution

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the Company issuing additional shares. In other words, when the Company issues more shares, the percentage of the Company that you own will go down, even though the value of the Company may go up. You will own a smaller piece of a larger company. This increase in the number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round, or angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible bonds, preferred shares or warrants) into stock.

If the Company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the Company offers dividends, and most early-stage companies are unlikely to offer dividends, preferring to invest any earnings into the Company).

The type of dilution that hurts early-stage investors most occurs when the company sells more shares in a "down round," meaning at a lower valuation than in earlier offerings.

If you are making an investment expecting to own a certain percentage of the company or expecting each share to hold a certain amount of value, it's important to realize how the value of those shares can decrease by actions taken by the company. Dilution can make drastic changes to the value of each share, ownership percentage, voting control, and earnings per share.

RISK FACTORS

Uncertain Risk An investment in the Company (also referred to as "we", "us", "our", or "Company") involves a high degree of risk and should only be considered by those who can afford the loss of their entire investment. Furthermore, the purchase of any of the shares should only be undertaken by persons whose financial resources are sufficient to enable them to indefinitely retain an illiquid investment. Each investor in the Company should consider all of the information provided to such potential investor regarding the Company as well as the following risk factors, in addition to the other information listed in the Company's Form C. The following risk factors are not intended, and shall not be deemed to be, a complete description of the commercial and other risks inherent in the investment in the Company. Our business projections are only projections There can be no assurance that the Company will meet our projections. There can be no assurance that the Company will be able to find sufficient demand for our product, that people think it's a better option than a competing product, or that we will able to provide the service at a level that allows the Company to make a profit and still attract business. Any valuation at this stage is difficult to assess The valuation for the offering was established by the Company. Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess and you may risk overpaying for your investment. The transferability of the Securities you are buying is limited Any shares purchased through this crowdfunding campaign is subject to SEC limitations of transfer. This means that the stock/note that you purchase cannot be resold for a period of one year. The exception to this rule is if you are transferring the stock back to the Company, to an "accredited investor," as part of an offering registered with the Commission, to a member of your family, trust created for the benefit of your family, or in connection with your death or divorce. Your investment could be illiquid for a long time You should be prepared to hold this investment for several years or longer. For the 12 months following your investment there will be restrictions on how you can resell the securities you receive. More importantly, there is no established market for these securities and there may never be one. As a result, if you decide to sell these securities in the future, you may not be able to find a buyer. The Company may be acquired by an existing player in the educational software development industry. However, that may never happen or it may happen at a price that results in you losing money on this investment. If the Company cannot raise sufficient funds it will not succeed The Company, is offering shares in the amount of up to $1.235 million in this offering, and may close on any investments that are made. Even if the maximum amount is raised, the Company is likely to need additional funds in the future in order to grow, and if it cannot raise those funds for whatever reason, including reasons relating to the Company itself or the broader economy, it may not survive. If the Company manages to raise only the minimum amount of funds, sought, it will have to find other sources of funding for some of the plans outlined in "Use of Proceeds." We may not have enough capital as needed and may be required to raise more capital. We anticipate needing access to credit in order to support our working capital requirements as we grow. Although interest rates are low, it is still a difficult environment for obtaining credit on favorable terms. If we cannot obtain credit when we need it, we could be forced to raise additional equity capital, modify our growth plans, or take some other action. Issuing more equity may require bringing on additional investors. Securing these additional investors could require pricing our equity below its current price. If so, your investment could lose value as a result of this additional dilution. In addition, even if the equity is not priced lower, your ownership percentage would be decreased with the addition of more investors. If we are unable to find additional investors willing to provide capital, then it is possible that we will choose to cease our sales activity. In that case, the only asset remaining to generate a return on your investment could be our intellectual property. Even if we are not forced to cease our sales activity, the unavailability of credit could result in the Company performing below expectations, which could adversely impact the value of your investment. Terms of subsequent financings may adversely impact your investment We will likely need to engage in common equity, debt, or preferred stock financings in the future, which may reduce the value of your investment in the Common Stock. Interest on debt securities could increase costs and negatively impact operating results. Preferred stock could be issued in series from time to time with such designation, rights, preferences, and limitations as needed to raise capital. The terms of preferred stock could be more advantageous to those investors than to the holders of Common Stock. In addition, if we need to raise more equity capital from the sale of Common Stock, institutional or other investors may negotiate terms that are likely to be more favorable than the terms of your investment, and possibly a lower purchase price per share. Management Discretion as to Use of Proceeds Our success will be substantially dependent upon the discretion and judgment of our management team with respect to the application and allocation of the proceeds of this Offering. The use of proceeds described below is an estimate based on our current business plan. We, however, may find it necessary or advisable to re-allocate portions of the net proceeds reserved for one category to another, and we will have broad discretion in doing so. Projections: Forward Looking Information Any projections or forward looking statements regarding our anticipated financial or operational performance are hypothetical and are based on management's best estimate of the probable results of our operations and will not have been reviewed by our independent accountants. These projections will be based on assumptions which management believes are reasonable. Some assumptions invariably will not materialize due to unanticipated events and circumstances beyond management's control. Therefore, actual results of operations will vary from such projections, and such variances may be material. Any projected results cannot be guaranteed. The amount raised in this offering may include investments from company insiders or immediate family members Officers, directors, executives, and existing owners with a controlling stake in the company (or their immediate family members) may make investments in this offering. Any such investments will be included in the raised amount reflected on the campaign page. Minority Holder; Securities with No Voting Rights The shares that an investor is buying has no voting rights attached to them. This means that you will have no rights in dictating on how the Company will be run. You are trusting in management discretion in making good business decisions that will grow your investments. Furthermore, in the event of a liquidation of our company, you will only be paid out if there is any cash remaining after all of the creditors of our company have been paid out. You are trusting that management will make the best decision for the company You are trusting in management discretion. You are buying securities as a minority holder, and therefore must trust the management of the Company to make good business decisions that grow your investment. Insufficient Funds The company might not sell enough securities in this offering to meet its operating needs and fulfill its plans, in which case it will cease operating and you will get nothing. Even if we sell all the common stock we are offering now, the Company will (possibly) need to raise more funds in the future, and if it can't get them, we will fail. Even if we do make a successful offering in the future, the terms of that offering might result in your investment in the company being worth less, because later investors might get better terms. This offering involves "rolling closings," which may mean that earlier investors may not have the benefit of information that later investors have. Once we meet our target amount for this offering, we may request that StartEngine instruct the escrow agent to disburse offering funds to us. At that point, investors whose subscription agreements have been accepted will become our investors. All early-stage companies are subject to a number of risks and uncertainties, and it is not uncommon for material changes to be made to the offering terms, or to companies' businesses, plans or prospects, sometimes on short notice. When such changes happen during the course of an offering, we must file an amended to our Form C with the SEC, and investors whose subscriptions have not yet been accepted will have the right to withdraw their subscriptions and get their money back. Investors whose subscriptions have already been accepted, however, will already be our investors and will have no such right. Our new product could fail to achieve the sales projections we expected Our growth projections are based on an assumption that with an increased advertising and marketing budget our products will be able to gain traction in the marketplace at a faster rate than our current products have. It is possible that our new products will fail to gain market acceptance for any number of reasons. If the new products fail to achieve significant sales and acceptance in the marketplace, this could materially and adversely impact the value of your investment. We face significant market competition We will compete with larger, established companies who currently have products on the market and/or various respective product development programs. They may have much better financial means and marketing/sales and human resources than us. They may succeed in developing and marketing competing equivalent products earlier than us, or superior products than those developed by us. There can be no assurance that competitors will render our technology or products obsolete or that the products developed by us will be preferred to any existing or newly developed technologies. It should further be assumed that competition will intensify. We are competing against other recreational activities Although we are a unique company that caters to a select market, we do compete against other recreational activities. Our business growth depends on the market interest in the Company over other activities. We are an early stage company and have limited revenue and operating history The Company has a short history, few customers, and effectively no revenue. If you are investing in this company, it's because you think that Hercules Mulligan is a good idea, that the team will be able to successfully market, and sell the product or service, that we can price them right and sell them to enough peoples so that the Company will succeed. Further, we have never turned a profit and there is no assurance that we will ever be profitable. Our ability to sell our product or service is dependent on outside government regulation which can be subject to change at any time Our ability to sell product is dependent on the outside government regulation such as the FDA (Food and Drug Administration), FTC (Federal Trade Commission) and other relevant government laws and regulations. The laws and regulations concerning the selling of product may be subject to change and if they do then the selling of product may no longer be in the best interest of the Company. At such point the Company may no longer want to sell product and therefore your investment in the Company may be affected. We rely on third parties to provide services essential to the success of our business We rely on third parties to provide a variety of essential business functions for us, including manufacturing, shipping, accounting, legal work, public relations, advertising, retailing, and distribution. It is possible that some of these third parties will fail to perform their services or will perform them in an unacceptable manner. It is possible that we will experience delays, defects, errors, or other problems with their work that will materially impact our operations and we may have little or no recourse to recover damages for these losses. A disruption in these key or other suppliers' operations could materially and adversely affect our business. As a result, your investment could be adversely impacted by our reliance on third parties and their performance. Alcohol Industry and Prohibition The current distilled spirits market growth could slow or stop in the future which may adversely affect the company. The U.S. Government could enact legislation prohibiting the production, sales, and consumption of alcohol, which would be detrimental to our business. Aspects of our business and our products are regulated at the local, state, and federal levels. The nature and scope of future legislation and regulations cannot be predicted. While we anticipate that the company and our products will be in compliance with all applicable laws, rules and regulations, there still may be risks and costs that such laws and regulations may change with respect to present or future operations. Such changes and additional costs may increase the cost of investments and operations and may decrease the demand for products and services. Suppliers A portion of our future success is attributable to our relationship with key vendors and suppliers. Events related to such vendors and suppliers relationships, such as loss of goods or services from such key vendors and suppliers, could adversely affect the company. Distribution The spirits industry has seen a large amount of consolidation in the companies that handle distribution. As a result of the three-tier regulatory system we are substantively reliant on distribution companies. Such consolidation may make it difficult to expand distribution and lack of expanded distribution may have an adverse effect on the company.

RESTRICTIONS ON TRANSFER

The common stock sold in the Regulation CF offering, may not be transferred by any purchaser, for a period of one-year beginning when the securities were issued, unless such securities are transferred:

(1)   to the Company;

(2)   to an accredited investor;

(3)   as part of an offering registered with the SEC; or

(4)   to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

SIGNATURES

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100-503), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned, on April 29, 2024.

H. Mulligan Bespoke Libations Co.

By   /s/ *Steve Luttmann*

     Name: <u>H Mulligan Bespoke Libations Co.</u>

     Title: CEO

Exhibit A

FINANCIAL STATEMENTS

H. MULLIGAN BESPOKE LIBATIONS CO.

(a Delaware corporation)

Audited Financial Statements

For the calendar years ended December 31, 2023 and 2022



INDEPENDENT AUDITOR'S REPORT

April 8, 2024

To: Board of Directors, H. MULLIGAN BESPOKE LIBATIONS CO.

Re: 2023 and 2022 Financial Statement Audit

We have audited the accompanying financial statements of H. MULLIGAN BESPOKE LIBATIONS CO. (a corporation organized in Delaware) (the "Company"), which comprise the balance sheets as of December 31, 2023 and 2022, and the related statements of income, shareholders' equity/deficit, and cash flows for the calendar year periods thus ended, and the related notes to the financial statements.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit of the Company's financial statements in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. Accordingly, we express no such opinion.

An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.



Opinion
In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2023 and 2022, and the results of its operations, shareholders' equity/deficit and cash flows for the calendar year periods thus ended in accordance with accounting principles generally accepted in the United States of America.

Sincerely,

IndigoSpire CPA Group

IndigoSpire CPA Group
Aurora, CO

April 8, 2024

H. MULLIGAN BESPOKE LIBATIONS CO.
Balance Sheets
As of December 31, 2023 and 2022
See Independent Auditor's Report and Notes to the Financial Statements

2022		2023		2022
Assets				
Current assets				
Cash	$	15,866	$	387,728
Inventory		915,478		975,833
Accounts receivable		220,088		156,281
Prepaid expense		18,965		8,341
Total current assets		1,170,397		1,532,958
Fixed assets, net of accumulated depreciation		0		2,213
Other assets		26,780		30,625
Total assets	$	1,197,177	$	1,561,021
Liabilities and Shareholders' Equity				
Current liabilities				
Accounts and credit cards payable	$	355,627	$	226,934
Due to affiliate		237,909		187,162
Total current liabilities		593,536		414,096
Loan payable		307,290		385,000
Total liabilities		900,826		799,096
Shareholders' Equity				
Common stock (9,250,000 shares authorized, 834,362 and 594,511 shares issued and outstanding as of December 31, 2023 and 2022, respectively)		1,672,858		1,148,729
Preferred Class A stock (5,000,000 shares authorized, 4,500,000 and 4,500,000 shares issued and outstanding as of December 31, 2023 and 2022, respectively)		0		0
Preferred Class B stock (1,251,740 shares authorized, 789,954 and 516,988 shares issued and outstanding as of December 31, 2023 and 2022, respectively)		1,610,000		975,000
Preferred Class C stock (1,250,000 shares authorized, 0 and 0 shares issued and outstanding as of December 31, 2023 and 2022, respectively)		0		0
Retained earnings (deficit)		(2,986,507)		(1,361,804)
Total shareholders' equity		296,351		761,925
Total Liabilities and Shareholders' equity	$	1,197,177	$	1,561,021

H. MULLIGAN BESPOKE LIBATIONS CO.
Statements of Operations
Years Ended December 31, 2023 and 2022
See Independent Auditor's Report and Notes to the Financial Statements

	2023	2022
Revenues, net	$ 800,879	$ 481,698
Cost of goods sold	464,407	263,279
Gross profit	336,472	218,419
Operating expenses		
Sales & marketing expenses	1,511,112	1,086,016
Professional services	190,018	201,447
General & administrative expenses	238,480	244,242
Total operating expenses	1,939,610	1,531,705
Operating loss	(1,603,138)	(1,313,286)
Interest income / (expense), net	(15,734)	(635)
Depreciation (expense)	(6,058)	(554)
Net loss	$ (1,624,930)	$ (1,314,475)
Foreign translation (loss)	227	(441)
Total comprehensive income (loss)	$ (1,624,703)	$ (1,314,916)

H. MULLIGAN BESPOKE LIBATIONS CO.
Statements of Sharholders' Equity (Deficit)
Years Ended December 31, 2023 and 2022
See Independent Auditor's Report and Notes to the Financial Statements

	Common Stock	Preferred Class B Stock	Retained Earnings (Deficit)	Total Members' Equity (Deficit)
Balances – January 1, 2022	$ 616,586	$ 0	$ (16,888)	$ 599,698
Issuance of shares	507,143			507,143
Conversion of SAFE instruments	25,000	975,000		1,000,000
Net loss			(1,344,916)	(1,344,916)
Balances – December 31, 2022	$ 1,148,729	$ 975,000	$ (1,361,804)	$ 761,925
Issuance of shares	524,129			524,129
Conversion of SAFE instruments		635,000		635,000
Net loss			(1,624,703)	(1,624,703)
Balances – December 31, 2023	$ 1,672,858	$ 1,610,000	$ (2,986,507)	$ 296,351

H. MULLIGAN BESPOKE LIBATIONS CO.
Statements of Cash Flows
Years Ended December 31, 2023 and 2022
See Independent Auditor's Report and Notes to the Financial Statements

	2023	2022
Cash Flows from Operations		
Net income (loss)	$ (1,624,703)	$ (1,344,916)
Adjustments to net income (loss)		
Depreciation	6,058	554
Changes in assets and liabilities		
Accounts receivable	(63,807)	58,719
Inventory	60,355	(696,612)
Prepaid expenses	(10,624)	(8,341)
Accounts and credit cards payable	128,693	(207,797)
Total Cash Flows from Operations	(1,504,028)	(2,198,393)
Cash Flows from Investments		
Other asset usage (expenditures)	0	(2,767)
Total Cash Flows from Investments	0	(2,767)
Cash Flows from Financing		
Proceeds (repayment) from affiliate borrowing	50,747	153,007
Proceeds (repayment) from loan payable	(77,710)	385,000
Proceeds from issuance of stock / membership	1,159,129	507,143
Proceeds from issuance of SAFE instruments	0	505,000
Total Cash Flows from Financing	1,132,166	1,550,150
Total Cash Flows	(371,862)	(651,009)
Beginning Cash Balance	387,728	1,038,737
Ending Cash Balance	$ 15,866	$ 387,728
Supplementary Non-Cash Information		
Conversion of SAFEs to shares	$ 635,000	$ 1,000,000

H. MULLIGAN BESPOKE LIBATIONS CO.
Notes to the Financial Statements
Years ended December 31, 2023 and 2022
See accompanying Independent Auditor's Report

NOTE 1 - NATURE OF OPERATIONS

H. MULLIGAN BESPOKE LIBATIONS CO. ("the Company") is a corporation under the laws of the State of Delaware on August 23, 2019. The Company licenses the marks related to its Hercules Mulligan alcoholic products.

Since inception in 2019, the Company relied on raising securities, issuances of equity and operations to fund its business. The Company was founded by companies in the same industry who will provide funding on an as-needed basis if the Company requires funding.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation
The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America ("GAAP"). In the opinion of management, all adjustments considered necessary for the fair presentation of the financial statements for the years presented have been included.

Use of Estimates
The preparation of the financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the amounts reported in the financial statements and the footnotes thereto. Actual results could differ from those estimates.

Risks and Uncertainties
The Company has a limited operating history. The Company's business and operations are sensitive to general business and economic conditions in the United States. A host of factors beyond the Company's control could cause fluctuations in these conditions. Adverse conditions may include: recession, downturn or otherwise, changes in regulations or restrictions in imports, competition or changes in consumer taste. These adverse conditions could affect the Company's financial condition and the results of its operations. As of December 31, 2022, the Company is operating as a going concern. See Notes 1 and 9 for additional information.

Cash and Cash Equivalents
The Company considers short-term, highly liquid investments with original maturities of three months or less at the time of purchase to be cash equivalents. Cash consists of funds held in the Company's checking account. The Company maintains its cash with a major financial institution located in the United States of America, which it believes to be credit worthy. The Federal Deposit Insurance Corporation insures balances up to $250,000. At times, the Company may maintain balances in excess of the federally insured limits. As of December 31, 2023 and 2022, the Company had $15,866 and $387,728, respectively.

Receivables and Credit Policy
Trade receivables from customers are uncollateralized customer obligations due under normal trade terms, primarily requiring payment before services are rendered. Trade receivables are stated at the amount billed to the customer. Payments of trade receivables are allocated to the specific invoices identified on the customer's remittance advice or, if unspecified, are applied to the earliest unpaid invoice. The Company, routinely assesses its outstanding accounts. As a result, the Company believes that its accounts receivable credit risk exposure is limited. The Company generally collects all service fees as a brokerage at the time the service is provided.

Sales Taxes
Various states impose a sales tax on the Company's sales to non-exempt customers. The Company collects the sales tax from customers and remits the entire amount to each respective state. The Company's accounting policy

is to exclude the tax collected and remitted to the states from revenue and cost of sales.

Long-Lived Assets
Assets are recorded at cost if the expenditure exceeds $1,000. Expenditures for renewals and improvements that significantly add to the productive capacity or extend the useful life of an asset are capitalized. Expenditures for maintenance and repairs are expensed as incurred. When equipment is retired or sold, the cost and related accumulated depreciation are eliminated from the balance sheet accounts and the resultant gain or loss is reflected in income.

Depreciation or amortization is provided using the straight-line method, based on useful lives of the assets which range from three to fifteen years depending on the asset type.

The Company reviews the carrying value of property and equipment and long-lived assets for impairment whenever events and circumstances indicate that the carrying value of an asset may not be recoverable from the estimated future cash flows expected to result from its use and eventual disposition. In cases where undiscounted expected future cash flows are less than the carrying value, an impairment loss is recognized equal to an amount by which the carrying value exceeds the fair value of assets. The factors considered by management in performing this assessment include current operating results, trends and prospects, the manner in which the property is used, and the effects of obsolescence, demand, competition, and other economic factors. As of December 31, 2023 and 2022, the Company maintained intangible assets with a net book value of $26,780 and $30,625, respectively.

Fair Value Measurements
The Company has determined the fair value of certain assets and liabilities in accordance with United States GAAP, which provides a framework for measuring fair value.

Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. Valuation techniques should maximize the use of observable inputs and minimize the use of unobservable inputs.

A fair value hierarchy has been established, which prioritizes the valuation inputs into three broad levels.
- Level 1 inputs consist of quoted prices in active markets for identical assets or liabilities that the reporting entity has the ability to access at the measurement date.
- Level 2 inputs are inputs other than quoted prices included within Level 1 that are observable for the related asset or liability.
- Level 3 inputs are unobservable inputs related to the asset or liability.

Income Taxes
Income taxes are provided for the tax effects of transactions reporting in the financial statements and consist of taxes currently due plus deferred taxes related primarily to differences between the basis of receivables, inventory, property and equipment, intangible assets, and accrued expenses for financial and income tax reporting. The deferred tax assets and liabilities represent the future tax return consequences of those differences, which will either be taxable or deductible when the assets and liabilities are recovered or settled. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized.

There is no income tax provision for the Company for the period from Inception through December 31, 2022 as the Company had no taxable income from its start-up operations. Therefore, no provision for income tax has been recorded in the financial statements. Income from the Company is reported and taxed under Internal Revenue Code as a C corporation.

The Company evaluates its tax positions that have been taken or are expected to be taken on income tax returns to determine if an accrual is necessary for uncertain tax positions. As of December 31, 2022, the unrecognized tax benefits accrual was zero.

Revenue Recognition
The Company adopted ASC 606, Revenue from Contracts with Customers, as of January 1, 2019 (the "transition

date") using the full retrospective method. There was no transition adjustment recorded upon the adoption of ASC 606. Under ASC 606, revenue is recognized when a customer obtains control of promised goods or services, in an amount that reflects the consideration which the entity expects to receive in exchange for those goods or services.

To determine revenue recognition for arrangements that an entity determines are within the scope of ASC 606, the Company performs the following steps: (i) identify the contract(s) with a customer, (ii) identify the performance obligations in the contract, (iii) determine the transaction price, (iv) allocate the transaction price to the performance obligations in the contract and (v) recognize revenue when (or as) the entity satisfies a performance obligation. At contract inception, once the contract is determined to be within the scope of ASC 606, the Company assesses the goods or services promised within each contract and determines those that are performance obligations and assesses whether each promised good or service is distinct. The Company then recognizes as revenue the amount of the transaction price that is allocated to the respective performance obligation when (or as) the performance obligation is satisfied.

Revenue from licensing is recognized over the period of the license agreement and upon the sale of tangible goods upon delivery.

Sales and Marketing Expenses
The Company expenses advertising costs as they are incurred.

Recent Accounting Pronouncements
In February 2017, FASB issued ASU No. 2017-02, "Leases (Topic 842)," that requires organizations that lease assets, referred to as "lessees," to recognize on the balance sheet the assets and liabilities for the rights and obligations created by those leases with lease terms of more than 12 months. ASU 2017-02 will also require disclosures to help investors and other financial statement users better understand the amount, timing, and uncertainty of cash flows arising from leases and will include qualitative and quantitative requirements. The new standard for nonpublic entities will be effective for fiscal years beginning after December 15, 2019, and interim periods within fiscal years beginning after December 15, 2020, and early application is permitted. The Company is currently evaluating the effect that the updated standard will have on its financial statements and related disclosures. The Company will adopt this standard after required to and when applicable to the Company.

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date, including those above, that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to the Company, or (iv) are not expected to have a material impact the Company's financial statements.

NOTE 3 – INCOME TAX PROVISION

The Company has not yet filed a corporate tax return for 2023, but will do so in a timely manner, including extensions. The Company incurred a loss during the period from Inception through December 31, 2023 and so no tax provision is required as any deferred tax asset is unlikely to have value based on the Company's lack of taxable income.

NOTE 4 – EQUITY

The Company has three classes of stock authorized. As of December 31, 2023, the Company has 3,000,000, 5,000,000, 1,251,740, and 1,250,000 shares authorized of Common, Preferred Class A, Preferred Class B Stock, and Preferred Class C Stock, respectively. In 2023 and 2022, the Company's simple agreements for future equity ("SAFE Instruments") converted to equity. Additionally, the Company issued common stock in a securities offering made under Regulation CF with StartEngine.

NOTE 5 – DEBT

Due to Affiliate
The Company has borrowed from affiliates on a revolving account to cover expenses and other costs.

Debt Facility
On December 29, 2022, the Company closed a debt facility with GemCap Solutions, LLC that is providing a maximum revolver line of $1,000,000, using the Company's barrels as collateral. As of December 31 2023, the Company had drawn $307,290 from the revolver.

SAFE Instruments
The Company had issued SAFE Instruments totaling $1,000,000. The SAFE instruments provided for the automatic conversion to equity upon a future fundraising event at pre-arranged discounts and valuation caps. As of December 31, all of the SAFE Instruments had all converted to equity ($25,000 into common stock, $975,000 into Preferred Class B stock). These SAFE instruments converted to equity in 2023. As such, no SAFE instruments remain outstanding as of December 31, 2023.

NOTE 6 – COMMITMENTS AND CONTINGENCIES

Litigation
The Company, from time to time, may be involved with lawsuits arising in the ordinary course of business. In the opinion of the Company's management, any liability resulting from such litigation would not be material in relation to the Company's consolidated financial position, results of operations and cash flows. There is no pending or threatened litigation.

NOTE 7 – RELATED PARTY TRANSACTIONS

Related-Party Transactions
The Company is early-stage in its growth and relies on contributions from the affiliate ownership group to cover expenses, perform marketing, and other core functions. The Company compensates the members per the Company's operating agreement in the form of equity credit.

Because these transactions are among related parties, there is no guarantee that similar commercial terms could be found in the normal course of business.

NOTE 8 – GOING CONCERN

These financial statements are prepared on a going concern basis. The Company began operations in 2019. The Company's ability to continue is dependent upon management's plan to grow profitable operations and raise additional funds. The financial statements do not include any adjustments that might be necessary if the Company is not able to continue as a going concern.

NOTE 9 – SUBSEQUENT EVENTS

Reg CF Securities Offering
The Company is continuing its current securities offering exempt from registration under Regulation CF. The securities offering will be listed with a duly licensed Regulation CF funding portal (or its affiliates) and the funding portal will receive compensation for the listing commensurate with its standard terms.

Additional Capital Raised
Since the end of 2023, the Company has raised $200,000 from the issuance of shares of Preferred Class C Stock.

Management's Evaluation

Management has evaluated subsequent events through April 8, 2024, the date the financial statements were available to be issued. Based on this evaluation, no additional material events were identified which require adjustment or disclosure in the financial statements.

CERTIFICATION

I, Steve Luttmann, Principal Executive Officer of H. Mulligan Bespoke Libations Co., hereby certify that the financial statements of H. Mulligan Bespoke Libations Co. included in this Report are true and complete in all material respects.

Steve Luttmann

CEO